Exhibit 99.24

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

A2Z TECHNOLOGIES CANADA CORP.

(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

INDEPENDENT AUDITORS’ REPORT TO
THE SHAREHOLDERS OF
A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

We have audited the consolidated financial statements of A2Z Technologies Canada Corp. (Formerly ECC VENTURES 1 CORP.) (the “Corporation”), which comprise the consolidated statement of financial position as at December 31, 2019 and December 31, 2018 and the consolidated statements of comprehensive income, (loss) changes in shareholders’ equity (deficit) and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as at December 31, 2019 and December 31, 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Corporation in accordance with the ethical requirements relevant to the audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises:

●	The information, other than the consolidated financial statements and our auditor’s report thereon, included in the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

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Responsibilities of Management and Those Charged with Governance for the Consolidated Financial

Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Corporation’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Corporation or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Corporation’s financial reporting process.

Auditor’s responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Corporation ‘ s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the Date of our auditor’s report. However, future events or conditions may cause the Corporation’s to cease to continue as a going concern.

2

Auditor’s responsibilities for the Audit of the Consolidated Financial Statements (Cont.)

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Corporation to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Corporation audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Tomer Fromovich.

Tel-Aviv, Israel	“Ziv Haft”

June 10, 2020	Certified Public Accountants (Isr.)

BDO Member Firm

3

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Thousands of US Dollars, except per share data)

		December 31,	December 31,
	Note	2019	2018
CURRENT ASSETS:
Cash and cash equivalents		289	166
Inventories		38	39
Trade receivables	4	244	290
Financial asset	5	5,624	-
Other accounts receivable	6	1,106	5
Total current assets		7,301	500

NON-CURRENT ASSETS:
Intangible asset - patent, net	l.C	2,341	-
Long term deposit		30	28
Deferred taxes, net		16	425
Property, plant and equipment, net	7, 2.J	326	286
Total non-current assets		2,713	739

TOTAL ASSETS		10,014	1,239

The accompanying notes are an integral part of the financial statements.

4

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Expressed in Thousands of US Dollars, except per share data)

		December 31,	December 31,
	Note	2019	2018
CURRENT LIABILITIES:
Short term loan and current portion of long term loans	9	200	329
Lease liability	2.J	11	-
Trade payables		471	435
Other accounts payable	8	422	327
Total current liabilities		1,104	1,091

NON-CURRENT LIABILITIES:
Lease liability	2.J	52	-
Long term loans	9	152	135
Severance payment, net	10	159	99
Total non-current liabilities		363	234

SHAREHOLDERS’ EQUITY (DEFICIT):	12
Share capital and additional paid in capital	12,13	6,555	1,215
Capital fund for transaction with controlling shareholder	5	5,624	-
Accumulated Other Comprehensive Income		(70)	30
Accumulated deficit		(4,139)	(1,331)

Total shareholders’ equity (deficit)		7,970	(86)

Non-controlling interest		577	-

Total Shareholders’ Equity (Deficit)		8,547	(86)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		10,014	1,239

June 10, 2020	“Vered Lotan”	“Joseph Bentsur”
Date of approval of the financial statements	Vered Lotan Director	Joseph Bentsur President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

5

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Expressed in Thousands of US Dollars, except per share data)

		Year Ended December 31,	Year Ended December 31,
		2019	2018

Revenues	14	1,306	1,327

Cost of revenues	15	(783)	(870)

Gross profit		523	457

General and administrative expenses	16	(744)	(307)
Research and development expenses		(219)	-
Marketing and selling		(87)	(1)

Operating profit (loss)		(527)	149
Listing Expense	1B	(1,792)	-
Financial income		-	-
Financial expenses		(109)	(105)

Profit (loss) before taxes on income		(2,428)	44
Income tax (expense)	18	(380)	(3)
Profit (loss) for the year		(2,808)	41
Other comprehensive expense:
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations		(66)	70
Remeasurement gain (loss) from defined benefit plans		(34)	60
Other comprehensive income (loss)		(100)	130
Total comprehensive income (loss)		(2,908)	171

Less: Net loss attributable to non-controlling interest

Net profit attributable to A2Z’s shareholders		(2,908)	171

Basic earnings (loss) per share attributable to the shareholders of Company.	17	(0.07)	0.001

The accompanying notes are an integral part of the financial statements.

6

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

Expressed in Thousands of US Dollars, except per share data)

	Share capital Number	Additional paid in capital	Capital fund for transaction with controlling shareholder	Accumulated Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total
	$ in thousands
Balance at December 31, 2017	30,000,000	1,085	-	(I 00)	(1,372)	-	(387)
Changes during the year:
Net profit	-	-	-	-	41	-	41
Adjustments arising from translating financial statements of foreign operations	-	-	-	70	-	-	70
Remeasurement gain from defined benefit plans	-	-	-	60	-	-	60
Total comprehensive loss	-	-	-	130	41	-	171
Issuance of shares, net	493,397	130	-	-	-	-	130
Balance at December 31, 2018	30,493,397	1,215	-	30	(1,331)		(86)
Changes during the period:
Net loss	-	-	-	-	(2,808)	-	(2,808)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(66)	-	-	(66)
Remeasurement loss from defined benefit plans	-	-	-	(34)	-	-	(34)
Total comprehensive loss	-	-	-	(100)	(2,808)		(2,908)
Issuance of shares and warrants upon acquisition	7,664,788	1,962	-	-	-	490	2,452
Share-based compensation	1 69,500	64	-	-	-		64
Issuance of shares, net	4,590,439	1,715	-	-	-	-	1,715
Reverse takeover	4,158,168	1,599				87	1,686
Financial assets granted by controlling shareholder			5,624				5,624
Balance at December 31, 2019	47,076,292	6,555	5,624	(70)	(4,139)	577	8,547

The accompanying notes are an integral part of the financial statements.

7

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

	Year ended December 31, 2019	Year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) for the year	(2,808)	41
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	205	83
Stock based compensation	64	-
Listing expenses	1,640	-
Decrease (increase) in in trade receivables	65	(105)
Decrease (increase) in other account receivables	(607)	52
Decrease in inventory	1	8
Increase in long-term deposit	(2)	(1)
Accrued interest due to long term loans	45	44
Changes in deferred taxes, net	409	(26)
Decrease (increase) in trade payables	(151)	102
(Increase) in other accounts payable	(296)	(366)
Increase in severance payment, net	25	16
Net cash used in operating activities	(1,410)	(152)

CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted cash	-	185
Purchase of property, plant and equipment	(26)	(75)
Net cash provided by (used) in investing activities	(26)	110

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments and interest of lease liabilities	(40)
Reverse Takeover (Appendix B)	528
Issuance of shares, net	1,335	130
Repayment of long term loans from bank	(158)	(95)
Net cash provided by financing activities	1,665	35
Increase (decrease) in cash and cash equivalents	229	(7)
Effects of exchange rate changes on cash and cash equivalents	(106)	16
Cash and cash equivalents at beginning of the year	166	157

Cash and cash equivalents at the end of the year	289	166

The accompanying notes are an integral part of the financial statements.

8

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

APPENDIX A: NON-CASH ACTIVITIES

	Year ended December 31, 2019	Year ended December 31, 2018
	$ in thousands
Issuance of shares and warrant upon acquisition of AAI	1,962	-
Non-controlling interest	577	-
Issuance of shares upon reverse take over	1,599	-
Capital fund for transaction with controlling shareholder	5,624	-
Issuance of shares for other accounts receivables	380	-
Total	10,142	-

APPENDIX B: REVERSE TAKEOVER
As of Dec 17, 2019
Deficit in working capital other than cash	482
The effect of the transaction on capital	1,686
Issuance cost	(1,640)
Cash received	528

The accompanying notes are an integral part of the financial statements.

9

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 1 - DESCRIPTION OF BUSINESS:

A. Overview:

A2Z TECHNOLOGIES CANADA CORP. (Formerly ECC Ventures 1 Corp.) (the “Company” or “A2ZTC”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 - 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

Following the completion of the Transaction (as defined below), on December 12, 2019, the Company commenced trading on the TSX Venture Exchange under the symbol “AZ”. The Company’s principal activities are the provision of services in the field of advanced engineering capabilities to the military/security markets as well as development of products for the civilian population. Subsequent to the balance sheet date, the Company commenced the development of two products for the automotive markets. The first product is a capsule that can be placed in a fuel tank to prevent gas tank explosions. The second product under development is a vehicle cover device that will protect automobiles from the elements while the vehicle is parked. The Company also provides maintenance services to both external and in-house complex electronic systems and products.

B. Reverse Takeover:

On September 11, 2019, the Company, 1219054 B.C. Ltd., a wholly owned subsidiary of the Company (“Acquireco”), and A2Z Advanced Solutions Ltd, a company incorporated in Israel (“A2ZAS”), entered into an arrangement agreement (the “Arrangement Agreement”), pursuant to which the Company acquired via Acquireco, in two tranches, all of the issued and outstanding securities in the capital of A2ZAS (the ‘Transaction”), The consideration for the Transaction was:

(i) the issuance of an aggregate of 41,690,578 post-consolidation common shares of the Company (the “Consideration Shares”) to the shareholders of A2ZAS; and

(ii) the exchange of all of the issued and outstanding convertible securities of A2ZAS for equivalent convertible securities of the Company on a one for one basis, each exercisable on substantially the same terms. Concurrent with the closing of the Transaction, the Company consolidated its common shares on a 1 new for 1.4 old basis and these post-consolidation common shares represented the Consideration Shares. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The Transaction was completed on December 12, 2019, and the Company changed its name to A2Z Technologies Canada Corp.

10

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 1 - DESCRIPTION OF BUSINESS (CONT.):

B. Takeover (Cont.):

For accounting purposes, A2ZAS is considered the accounting acquirer and A2ZTC is considered the acquired company. Since A2ZTC ‘s operations do not constitute a business, the acquisition of A2ZTC is not a business combination pursuant to IFRS 3 and the transaction is accounted for as a reverse takeover of the publicly traded company. The reverse takeover will be accounted for under IFRS 2 Share-based Payments. Accordingly, the acquisition of A2ZTC is accounted at the fair value of the consideration transferred by the accounting acquirer, which is the fair value of the equity instruments of the A2ZAS would have had to issue to the owners of A2ZTC to effect the transaction. The difference between the net assets acquired and the fair value of the consideration granted will be treated as a listing expense. The fair value of the consideration is as follows:

December 17, 2019
Fair value of common shares (4,035,714 shares at $0.38 per share)	1,532
Fair Value of Warrants (403,571 Warrants at Exercise price of $ 0.14 per Warrant)	154
Total fair value of consideration	1,686
Less: Net assets of ECC Ventures 1 Corp.	(46)
Listing expense	1,640

The Company incurred additional listing expenses, which mainly relate to broker’s fees legal fees, and capital advisory fees, the aggregate amount of the Listing expenses equals $1,792.

C. Acquisition of new patent

On February 7, 2019, pursuant to a share transfer agreement (the “Share Transfer Agreement”) between the Company and two shareholders (the ‘Transferors”) owning 100% of the issued and outstanding shares AAI Advanced Automotive Innovations Inc. (“AAI’’ or the “Acquired Company”), the A2ZAS completed the purchase of 80% of the issued and outstanding ordinary shares of the Acquired Company by way of the issuance of7,664,788 shares of A2ZAS and 3,832,394 warrants (see also Note 12 D). The Acquired Company owns a patented invention (the “Patent”) in the form of a system that enables a customer to insert a “capsule” into the fuel tank that suppresses combustibility of any remaining gasoline or gasoline fumes inside the gasoline tank in the event of a collision or exposure to heat and/or flames, and thus eliminate the possibility of a fire erupting as a result of a collision or exposure to heat and/or flames. As the only activity of AAI is its ownership of the Patent (an economic resource that may create future outputs) and no other processes or outputs, the acquisition was accounted as an asset acquisition.

11

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 1 - DESCRIPTION OF BUSINESS (CONT.):

D.Israeli Subsidiary:

On November 22, 2018 (the “Effective Date”), all the shares of A2Z Military Solutions Ltd. (“A2ZMS”), a limited liability company incorporated under the laws of the State of lsrael and 100% owned by the Company’s CEO, Mr. Joseph Bentsur (A2ZAS’s CEO) were transferred to A2ZAS which on the Effective Date was also held solely by the A2AZAS’s CEO, in consideration for shares in the Company (the “Israeli Transaction”). The transfer of the transferred rights to A2ZAS on the Effective Date was on an “AS IS” basis at the time of the Israeli Transaction.

Since A2Z AS was a company without operations and the continuing business is a continuation, and A2ZMS was established by the controlling shareholders of A2Z AS. These financials are presented as a continuity of the business of A2ZMS. The Transaction was not accounted as for a business combination, according to

IFRS 3.

The comparative numbers reflect the financial operations of A2ZMS. The current period numbers reflect the financial statements of the A2ZMS until the share exchange date.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies followed in the preparation of the consolidated financial statements, on a consistent basis, are:

A.Basis of preparation

The principal accounting policies adopted in the preparation of the financial statements are set out below. These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain derivatives. The Company has elected to present the statement of comprehensive income using the function of expense method.

12

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

B.Basis of consolidation

Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three elements are present: power over the investee, exposure to variable returns from the investee, and the ability of the investor to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

The consolidated financial statements of the Company include the accounts of the Company and its subsidiary as if they formed a single entity. Any intercompany transactions were eliminated in full.

C.Basis of Measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

D.Functional and foreign currency

The Company’s functional currency is the New Israeli Shekel (“NIS”), since the Company’s primary economic environment is in Israel. However, the reporting currency is in US Dollars (“USD”) due to expected future expansion. Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (!AS) 21 “The Effects of Changes in Foreign Exchange Rates”. Accordingly, transactions and balances have been converted as follows:

●	Monetary assets and liabilities - at the rate of exchange applicable at the statements of financial position date.
●	Exchange gains and losses from the aforementioned conversion are recognized in the statement of comprehensive loss.
●	Expense items - at exchange rates applicable as of the date of recognition of those items.
●	Non-monetary items are converted at the rate of exchange at the statements of financial position date.

E.Cash and cash equivalents

Cash equivalents are considered by the Company to be highly-liquid investments, including, inter alia, short term deposits with banks and the maturity of which do not exceed three months at the time of deposit and which are not restricted.

13

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

F.Earnings (loss) per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. For the years ended December 31, 2019 and 2018, potentially dilutive common shares issuable upon the exercise of warrants and options were not included in the computation of loss per share because their effect was anti dilutive.

G.Provisions

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured. Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period.

H.Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

1.	In the principal market for the asset or liability, or
2.	In the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

14

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

I.	Fair value measurement (cont.):

Classification of fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

1.	Fair value measurement:

2.	Financial assets

The Company classifies its financial assets into one of the following categories, based on the business model for managing the financial asset and its contractual cash flow characteristics. The Company’s accounting policy for the relevant category is as follows:

Amortized cost: These assets arise principally from the provision of goods and services to customers (e.g. trade accounts receivable), but also incorporate other types of financial assets where the objective is to hold these assets in order to collect contractual cash flows and the contractual cash flows are solely payments of principal and interest. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment. Impairment provisions for trade accounts receivable are recognized based on the simplified approach within IFRS 9 using a provision in the determination of the lifetime expected credit losses. During this process the probability of the non-payment of the trade receivables is assessed. This probability is then multiplied by the amount of the expected loss arising from default to determine the lifetime expected credit loss for the trade receivables. For trade receivables, which are reported net, such provisions are recorded in a separate provision account with the loss being recognized within general and administrative expenses in the consolidated statement of comprehensive income. On confirmation that the trade receivable will not be collectable, the gross carrying value of the asset is written off against the associated provision.

15

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

I.	Fair value measurement (cont.):

1.	Financial assets (cont.) Financial assets and at FVTPL.

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

3.	Financial Liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss: The Company does not have any liabilities held for trading nor has it designated any financial liabilities as being at fair value through profit or loss.

Other financial liabilities include the following items: Bank borrowings are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest bearing liabilities are subsequently measured at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position. For the purposes of each financial liability, interest expense includes initial transaction costs and any premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Trade accounts payable and other accounts payable, which are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

4.	De-recognition

●	Financial assets - The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the rights to receive the contractual cash flows.

●	Financial Liabilities - The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

16

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

I.	Fair value measurement (cont.):

4.	Impairment of financial assets

The Company assesses at the end of each reporting period whether there is any objective evidence of impairment of financial assets carried at amortized cost. The Company recognizes an allowance for expected credit losses (“ECL”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL).

For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). For trade accounts receivable and contract assets, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

ECL and their measurement

ECL are measured as the unbiased probability-weighted present value of all cash shortfalls over the expected life of each financial asset. For receivables from financial services, ECL are mainly calculated with a statistical model using three major risk parameters: probability of default, loss given default and exposure at default. The estimation of these risk parameters incorporates all available relevant information, not only historical and current loss data, but also reasonable and supportable forward-looking information reflected by the future expectation factors. This information includes macroeconomic factors (e.g., gross domestic product growth, unemployment rate, cost performance index) and forecasts of future economic conditions. For receivables from financial services, these forecasts are performed using a scenario analysis (base case, adverse and optimistic scenarios).

As of December 31, 2019, and December 31, 2018, ECL for trade and other account receivables are not material, and as such are not disclosed, in accordance IFRS 9.

17

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

I.	Fair value measurement (cont.):

4.	Impairment of financial assets (cont.)

Definition of default, including reasons for selecting the definition

Prior to commencing a business relationship, the Company will enter into an agreement with the customer. The agreement or contract typically includes details of the terms of payment to which the customer is entitled. In most cases, the customer updates the Company if there is a delay in the payment beyond the terms of the agreement. Any delays in payment for more than two months are subject to approval of management. If a customer’s scheduled payment is delayed by more than two months and such delay is not approved by the Company’s management, the CEO will typically make direct contact with the customer’s management and inform them of the overdue obligation and that Company will pursue remedies available to collect the overdue payment. If the customer and the Company are not able to resolve the matter at that time, the receivable is considered to be in default as the collectability is no longer certain. If the collection effort is not successful, the Company will retain legal counsel in the applicable country to assist with collection and sends a demand letter to that effect.

Write-off policy

The Company writes off its financial assets if any of the following occur:

●	Inability to locate the debtor.

●	Discharge of the debt in a bankruptcy.

●	It is determined that the efforts to collect the debt are no longer cost effective given the size of receivable.

The collections department must comply with the collection efforts outlined in the policy to collect on delinquent customer accounts before any write-offs are made.

18

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

I.	Fair value measurement (cont.):

4.	Impairment of financial assets (cont.)

Aging Schedule based on due date

	Aging schedule
	December 31,	December 31,
	2019	2018
Within payment terms	244	290
Total	244	290

Three-level matrix

Based on its past experience and historical data along with a consideration of future projections of factors, such as the economic environment, the Company has established a three-level matrix. The three-level matrix contains the following groups and balances:

	December 31,	December 31,
	2019	2018
Customers from public establishment	175	141
Customers from institutions	47	33
Customers from others	22	116
Total	244	290

19

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

J. New standards adopted by the company: IFRS 16

The Company adopted IFRS 16 ‘Leases’, which replaced IAS 17 ‘Leases’ and IFRIC 4 ‘Determining whether an arrangement contains a lease’, with effect from 1 January 2019. IFRS 16 provides a new model for lessee accounting in which the majority of leases are accounted for by the recognition on the balance sheet of a right of-use asset and a lease liability.

Agreements that convey the right to control the use of an identified asset for a period of time in exchange for consideration are accounted for as leases. A lease liability is recognized at the present value of future lease payments over the reasonably certain lease term. Variable lease payments that do not depend on an index or a rate are not included in the lease liability. The right-of-use asset is recognized at a value equivalent to the initial measurement of the lease liability adjusted for lease prepayments, lease incentives, initial direct costs and any restoration obligations. The subsequent amortization of the right-of-use asset and the interest expense related to the lease liability are recognized in the income statement over the lease term.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

20

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

J. New standards adopted by the company: IFRS 16 (Cont.)

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and Reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment losses.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

The effect of adoption IFRS 16 as at January 1, 2019 (increase/(decrease)) is as follows:

$ in thousands
Assets
Right-of-use assets (as part of property, plant and equipment) (depreciated value)	103
Total assets	103
Liabilities
Lease liability (depreciated value)	103
Total liabilities	103
Total adjustment on equity:
Retained earnings	-

21

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

J. New standards adopted by the company: IFRS 16 (Cont.)

The Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2018 has not been restated. It remains as previously reported under IAS 17 and related interpretations. The lease liability was recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The following is a reconciliation of the Company’s liability in respect of operating leases disclosed in the financial statements as of December 31, 2018, discounted at the incremental borrowing interest rate on the initial implementation date and lease commitments recognized on January 1, 2019:

$ in thousands
Operating lease commitments as of December 31, 2018	108
Weighted average incremental borrowing rate as of January 1, 2019	3.5%
Discounted operating lease commitments	5
Lease liability as of January 1, 2019	103

The Company recognized right-of-use asset and lease liability for those lease previously classified as operating lease, except for short-term lease and lease of low-value asset. The right-of-use asset for was recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. Lease liability was recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Company also applied the available practical expedients wherein it:

●	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application

●	Lessee may rely on its assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review. None of the leases were onerous at the date of initial application.

●	The accounting treatment for lessors is with no change. With any leases where the Company is the lessor, the Company was not required to account for any adjustment on January 1, 2019.

22

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

K.       Deferred taxes

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the amounts attributable for tax purposes. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the estimated timing and level of future taxable profits together with future tax planning strategies.

Deferred taxes are measured at the tax rates that are expected to apply in the period when the temporary differences are reversed based on tax laws that have been enacted or substantively enacted at the end of the reporting period. Deferred taxes are recognized in Profit or loss, except when they relate to items recognized in other comprehensive income or directly in equity. Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. In addition, temporary differences (such as carry forward losses) for which deferred tax assets have not been recognized or reassessed are recognized to the extent that their recoverability is probable. Any resulting reduction or reversal is recognized as “income tax” within the statement of comprehensive income. All deferred tax assets and liabilities are presented in the statement of financial position as non-current items, respectively.

Deferred taxes are offset in the statement of financial position if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

Deferred tax assets in respect to carryforward losses have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

23

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

L.       Uncertain tax positions - IFRIC 23

In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”) effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. On January 1, 2019, the Company adopted IFRIC 23 on a modified retrospective basis. The adoption did not have a significant impact on the corporation’s financial results.

M.       Defined benefit schemes

The Company contributes towards the state pension in accordance with local legislation where required. The only obligation of the Company is to make the required contributions. Costs related to such contributions are expensed in the period in which they are incurred.

The Company has several employee benefits plans as to its employees:

1.	Short-term employee benefits: Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits: The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

This liability is calculated based on actuary measurement.

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense simultaneously with receiving the employee’s services and no additional provision is required in the financial statements except for the unpaid contribution. The Company also operates for some employees an immaterial defined benefit plan in respect of severance pay pursuant to the Severance Pay Law.

The Company present the accrued severance pay liability net from severance pay fund.

24

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

N.       Property, plant and equipment

Items of property, plant and equipment are initially recognized at cost. Cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. Depreciation is computed by the straight-line method, based on the estimated useful lives of the assets, as follows:

Estimated useful lives
Computers and electronic equipment	3
Furniture and equipment	7
Vehicles	6.67
Leasehold Improvement	10

0.       Revenue recognition

Revenue is recognized based on the five-step model outlined in IFRS 15, Revenue from Contracts with Customers. The Company only recognizes revenue when collection is reasonably assured. If collection is not considered reasonably assured, revenue is recognized only once all amounts are collected. Revenue is recorded net of trade discounts and volume rebates. If it is probable that discounts will be granted and amounts can be measured reliably, then the discount is recognized as a reduction of revenue as the related sales are recognized. Amounts billed in excess of revenue recognized to date on an arrangement by arrangement basis are classified as deferred revenue, whereas revenue recognized in excess of amounts billed is classified as accrued receivables and included as part of accounts receivable. The following represent the Company’s revenue streams:

1.	Revenue from services is derived from contracts with customers pursuant to which the Company provides maintenance for various electronic systems. Revenues on these contracts are recognized using the straight-line method, based on the period of time passed.

2.	Revenue from providing maintenance services to refrigeration systems is derived from on demand fixed-price contracts with customers. Revenues on these on demand fixed-price contracts are recognized at the point in time when the services was delivered.

3.	Revenues from leasing soaking containers is recognized on a straight-line basis over the annual leasing period (limited to 1 year).

25

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

The areas requiring the use of estimates and critical judgments that may potentially have a significant impact on the Company’s earnings and financial position are the useful life of property and equipment and income tax.

The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

Taxes on income

The Company recognized tax- related assets and liabilities based on the Company’s current understanding of tax laws as applied to the company’s circumstances. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

NOTE 4 - TRADE RECEIVABLES:

	December 31,	December 31,
	2019	2018

Customers	244	202

Checks receivable	-	88
Total	244	290

26

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 5 - FINANCIAL ASSET:

On December 30, 2019, A2ZAS signed an agreement with the founder and CEO A2ZAS, Mr Joseph Bentsur (“Founder”), pursuant to which the Founder granted A2ZAS an option to purchase 19% of Cust2Mate Ltd (“Cust2Mate”), a company incorporated in Israel, and 60% owned by the Founder (the “Cus2Mate Option”) for $66.Cust2Mate is a technological company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The company’s primary product is the Cust2Mate system which incorporates a “smart cart” enabling shoppers to checkout automatically without having to unload and reload their purchases. There are two complimentary products. One to prevent theft when using traditional shopping carts and another to increase efficiency when picking products to meet online orders. Cust2Mate operates from office premises in Yavne, Israel which it shares with A2Z Technology Solutions Limited.

In terms of the Company’s accounting policies, the Company obtained a third-party valuation of the Cus2Mate Option and has determined the fair value to be $5,624. The valuation is based on the income approach, using the Discounted Cash Flow (“DCF”) method, which reflects the trade-off between risk and expected return that is critical to the investment process. DCF analysis estimates value on the basis of future return flows over an investment horizon. The Cus2Mate Option was initially recorded at fair value and will be re-valued at each reporting date with changes in fair value being charged to the consolidated statements of operations and comprehensive loss.

The valuation is based on free cash flow from operations as the appropriate measure of economic income. The weighted average cost of capital is the appropriate discount rate to apply to net cash from operations. The value calculated from this analysis is the economic value of each company’s business activities.

Free cash flow is defined as after-tax earnings, plus depreciation less capital expenditures and expected changes in working capital. Cust2Mate is a company in the development stage of the life cycle and has developed and tested its main product and is now ready to start selling. Therefore, the valuation is based on a capitalization rate of 50%. As the Cus2Mate Option was received from a related party, the fair value was credited to Capital fund for transaction with controlling shareholder in the Consolidated Statement of Financial Position.

NOTE 6 - OTHER ACCOUNTS RECEIVABLE:

	December 31, 2019	December 31, 2018
Related parties (note 19)	686	-
Advances to suppliers	190	2
Prepaid expenses	182	-
Other	48	3
Total	1,106	5

27

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT, NET:

	Computers and electronic equipment	Furniture and equipment	Vehicles	Leasehold Improvement	Total
Cost:
As of January 1, 2019	338	122	318	53	831
Additions	-	-	-	-	26
Translation adjustments	1	1	1	-	3
As of December 31, 2019	339	123	345	53	860
Accumulated depreciation: As of January 1, 2019	199	121	173	52	545
Additions	18	1	30	1	50
Translation adjustments	1	-	1	-	2
As of December 31, 2019	218	122	204	53	597
Net Book Value:
As of December 31, 2019	121	1	141	-	263
As of December 31, 2018	139	1	145	1	286

	Computers and electronic equipment	Furniture and equipment	Vehicles	Leasehold Improvement	Total
Cost:
As of January 1, 2018	334	122	251	53	760
Additions	4	-	71	-	75
Translation adjustments	-	-	(4)	-	(4)
As of December 31, 2018	338	122	318	53	831
Accumulated depreciation:
As of January 1, 2018	149	119	142	52	462
Additions	51	1	30	-	82
Translation adjustments	(1)	1	1	-	1
As of December 31, 2018	199	121	173	52	545
Net Book Value:
As of December 31, 2018	139	1	145	1	286
As of December 31, 2017	185	3	109	1	298

28

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 8-OTHERACCOUNTS PAYABLE:

	December 31, 2019	December 31, 2018
Employees and government authorities	212	121
Tax authorities	2	27
Related parties (note 19)	-	155
Accrued expenses	171	-
Others	37	24
	422	327

NOTE 9 - LONG TERM LOANS:

	Linked to	Interest rate	December 31, 2019	December 31, 2018
Long term loans	NIS	1.8%-6.1%	352	464
Less- Current portion			(200)	(329)
			152	135

NOTE 10 - SEVERANCE PAYMENT, NET:

a. The plan liabilities, net:

	Year ended December 31,	Year ended December 31,
	2019	2018
Defined benefit plan:
Present value of defined benefit obligation	484	352
Fair value of plan assets	(325)	(253)
Total	159	99

29

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 10 - SEVERANCE PAYMENT, NET (CONT.):

b.	Changes in the present value of defined benefit obligation:

	2019	2018

Balance at beginning of year	352	414
Recognized in statement of comprehensive loss:

Interest cost	28	12
Current service cost	53	26

Recognized in other comprehensive gain (loss):
Net actuarial gain (loss)	51	(100)

Balance at end of year	484	352

c.	The movement in the fair value of the plan assets:

	2019	2018
Balance at beginning of year	(253)	(259)
Recognized in statement of comprehensive loss:
Expected return	(23)	(17)
Recognized in other comprehensive loss /(gain):
Net actuarial loss (gain)	(17)	40
Other:
Contributions by employer	(32)	(17)
Balance at end of year	(325)	(253)

d.	The principal assumptions underlying the defined benefit plan:

	December 31, 2019	December 31, 2018
	%	%
Discount rate of the plan liability	2.32	3.78
Expected rate of return on plan assets	3.78	3.08
Future salary increases	3.51	3.57

30

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 11 - LIENS, COMMITMENTS AND CONTINGENCIES:

A.	The Company’s Israeli subsidiary’s fixed assets (motor vehicles) are secure against bank borrowings.

B.	The Company’s Israeli subsidiary leases its facility which expires on June 30, 2021. Lease payments are approximately $3.5 per month.

NOTE 12 - SHAREHOLDERS’ EQUITY (DEFICIT):

A.	The ordinary shares in the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if and when declared.

	December 31, 2019
	Number of shares
	Authorized	Issued and outstanding
Ordinary shares without par value (“Shares”)	150,000,000	47,076,292

Reverse Share Split

On December 19, 2019, Company and TSX-V approved a l-for-1.4 reverse share split. All share numbers, share prices, and exercise prices relating to A2ZTC have been retroactively adjusted in these consolidated financial statements for all periods presented.

B.	During December 2018, the Company issued 493,397 Shares to an investor for a total consideration of

$130 at a price per share of $0.233.

C.	During January 2019, the Company issued 204,121 Shares to an investor for a total consideration of $48 at a price per share of $0.233.

D.	Acquisition of AAI Advanced Automotive Innovations Inc.:

On February 7, 2019, pursuant to the Share Transfer Agreement (see note IC), the Company issued the follow shares and warrants in return for 80% of AAI’s share capital on a fully diluted basis:

i.	The Company issued 3,832,394 Shares to each of the Transferors (cumulatively 7,664,788 shares) reflecting 9.99% of the Company’s share capital on a fully diluted basis as of the Effective Acquisition Date (cumulatively 19.98%).

31

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 12 - SHAREHOLDERS’ EQUITY (DEFICIT):

D.	Acquisition of AAI Advanced Automotive Innovations Inc.(cont.):

ii.	The Company issued 1,916,197 warrants to each of the Transferors to purchase shares of the Company (cumulatively 3,832,394 warrants). The warrants are exercisable at a price of NIS 0.846 per warrant ($0.233) through to December 31 2021, provided however that in no event shall each of the Transferors be entitled to exercise any options if, as a result of the exercise of such options, such Transferor shall hold shares of the Company that exceed 9.99% of the Company’s share capital on an outstanding basis.

The Company concluded that this transaction does not meet the definition of a business combination rather it is the acquisition of assets for equity instruments in the scope of IFRS 2, Share- based payments the company identified one intangible asset. The value of the intangible asset was measured by using the measurement of the equity instruments issued. The fair value of the shares issued was based on recent cash transactions and the fair of the warrant issued is based on the Black Scholes option model, adjusted for dilution model. In order to do so, we used the following inputs: Risk free rate: 1.00%, expected volatility: 34%, expected term: 2.89 years, expected dividend yield: 0%, per annum.

E.	Crowd Funding

i.	On March 3, 2019, the Company completed a crowd funding event in Israel (the “Crowd Funding”) resulting in gross proceeds of approximately $78 from 249 different investors. The Crowd Funding involved the sale of203,846 of A2Z’s ordinary shares at a price per share of$0.38. As part of the Crowd Funding, the Company paid approximately $8 and committed to pay additional 4% out of the gross proceeds as a commission fee.

ii.	On June 24, 2019, the Company completed another Crowd Funding event resulting in gross proceeds of approximately $19 from 136 different investors. The Crowd Funding involved the sale of 49,796 of A2Z’s ordinary shares at a price per share of $0.38.

iii.	Following the completion of the Transaction, 26,096 of the shares issued in the crowd funding were converted to shares of the Company. The Company will issue the remaining 227,546 shares upon the completion of a tax ruling by the Israeli tax authorities, which is expected to be completed during 2020. The fair value of the 227,546 shares have been recorded as a non-controlling interest on the Consolidated Statement of Financial Position

F.	During Mach and May 2019, the Company issued a total of 169,500 Shares to service providers of the Company with a fair value of $64.

32

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 12 - SHAREHOLDERS’ EQUITY (DEFICIT) (CONT):

G.	From February through to June 2019, the Company issued a total of 3,132,676 Share to certain investors for a total consideration of $1,190 at a price per share of $0.38.

H.	On December 17, 2019, as part of the Transaction, the Company completed a non-brokered private placement and issued 1,000,000 shares at CAD$0.50 per Share for gross proceeds of $383,594 (CAD$500,000). The Company also issued 2,300 finders’ warrants, which are exercisable at CAD$0.50 ($0.38) per warrant for a period of 12 months and incurred a finder’ fees of (i) a cash fee of $1,610 and, (ii) the issuance of 350,000 Shares.

NOTE 13 - WARRANTS AND OPTIONS:

A.	A summary of changes in warrants and options for the years ending December 31, 2019, and 2018 is presented below:

	Number	Weighted Average Exercise Price
Balance January 1,2018 and 2019	-	-
Issued in respect of acquisition of AAI (Note 12C)	3,832,394	$0.38
Granted on Non-Brokered Offering (Note 12G)	2,300	0.38
Options upon Reverse takeover (Note lB)	403,571	0.14
Agent options	142,857	0.14
Balance outstanding at December 31, 2019	4,381,122	$0.35

B.	As of December 31, 2019, warrants and options outstanding were as follows:

Number of warrants outstanding as of December	Date of expiry	Exercise price
31,2019
3,832,394	December 31, 2021	$0.38
2,300	December 16, 2020	0.38
403,571	March 18, 2020	0.14
142,857	April 19,2020	0.14
4,238,265

33

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 14 - REVENUES:

Major customers (as percentage of total revenues):

	Year ended
	December 31, 2019	December 31, 2018
	%	%
Customer A	65%	70%
Customer B	8%	6%
Customer C	7%	5%
	80%	81%

Revenue streams (as percentage of total revenues):

	Year ended
	December 31,	December 31,
	2019	2018
	%	%
Revenue from services	70%	70%
Revenue from leasing	20%	20%
Revenue from maintenance services	10%	10%
Revenue other	-	-
	100%	100%

NOTE 15 - COST OF REVENUES:

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Payroll and related	308	360
Materials	283	333
Car maintenance	111	99
Subcontractors	50	45
Others	31	33
Total	783	870

34

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 16 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31, 2019	Year ended December 31, 2018
Professional services	338	8
Depreciation	163	83
Payroll and related	60	128
Depreciation of lease liability	42	43
Professional insurance	15
Office maintenance	13	9
Others	113	36
Total	744	307

NOTE 17 - EARNINGS (LOSS) PER SHARE:

Both the basic and diluted earnings (loss) per share have been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and loss for the period as follows:

	Year ended December 31, 2019	Year ended December 31, 2018
Net earnings (loss) for the year attributable to shareholders	(2,808)	41
Weighted average number of ordinary shares	40,455,080	30,019,687
Basic and diluted earnings (loss) per share in USD	($0.07)	$0.001

* Giving effect of the Share Exchange Agreement (as defined in note 1.B)

35

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 18 - INCOME TAX BENEFIT (EXPENSES):

A.	Taxes on income:

Israeli corporate tax rates are 23% in 2019 and 2018.

B.	Tax reconciliation:

	Year ended December 31, 2019	Year ended December 31, 2018
Earnings (loss) before income tax	(2,808)	41
Statutory tax rate	23%	23%
Income tax benefit (expense) at the statutory tax rate	646	(9)
Expenses not recognized for tax purposes	(122)	(14)
Recognition/Derecognition of deferred tax assets which were not recognized on prior periods	(904)	31
Income tax benefit (expense)	(380)	8

C.	Income tax benefits (expense):

	Year ended December 31, 2019	Year ended December 31, 2018
Current	-	-
Prior year taxes	-	4
Deferred taxes, net	(380)	(7)
Total	(380)	(3)

D.	Deferred tax assets:

Deferred tax assets have not been recognized in respect of carryforward losses because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

Year ended December 31,

	Year ended December 31,
	2019	2018
Deferred tax asset:
Carry forward losses	-	374
Social liability reserve for employees	16	51
Total	16	425

36

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 19- RELATED PARTIES AND SHAREHOLDERS:

The following transactions arose with a related parties:

	Year ended	Year ended
Transaction	December 31, 2019	December 31, 2018
Salary	25	117
Pension value	5	12
Total	30	129

Amounts owing by (to) related parties:

	As of	As of
Name	December 31, 2019	December 31, 2018
Key management personnel
Company controlled by the CEO	358	(79)
Related company	(52)	(76)
Shareholder	380	-

NOTE 20 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company’s financial performance and position.

The Company’s financial instruments are its cash, trade and other receivables, payables, other payables and loans. The main purpose of these financial instruments is to raise finance for the Company’s operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

37

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 20 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

A.	Credit risk:

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers’ balances. The Company’s main financial assets are cash and cash equivalents as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets.

Wherever possible and commercially practical the Company holds cash with major financial institutions in Israel. Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers’ balances.

The Company’s main financial assets are cash and cash equivalents and trade accounts receivable as well as marketable securities and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical the Company holds cash with major financial institutions In Israel.

	December 31,	December 31,
	2019	2018
Cash and Cash Equivalents	289	166
Trade receivables	244	290
Other Accounts Receivable	1,106	5
Total	1,639	461

38

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 20 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

B.	Liquidity risks:

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability, but can also increase the risk of loss. The Company has procedures with the object of minimizing such loss by maintaining sufficient cash and other highly liquid current assets and by having an available adequate amount of committed credit facilities. The following tables detail the Company’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay

	December 31, 2019	December 31, 2018
Trade payable	471	435
Other accounts payable	422	327
Lease liabilities	63	-
Short term loan and current portion of long term loans	200	329
Long term loans	152	135
Total	1,308	1,226

C.	Market risks:

The Company’s’ business of maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company’s business operations will depend largely upon the outcome of continued sales and services to security establishments and the initiation of sales of their products to the civilian markets.

39

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 20 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

D.	Capital management

The Company considers its capital to be comprised of shareholders’ equity. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year ended December 31, 2019. There are no externally imposed restrictions on the Company’s capital.

NOTE 21 - SUBSEQUENT EVENTS:

A.	On January 22, 2020, 300,000 stock options were issued to a consultant with an exercise price of CAD$0.80. The options expire on January 23, 2023.

B.	On January 30, 2020, the Company completed a private placement of 833,336 units (the “Units”) of the Company at a price of $0.60 per Unit for gross proceeds of $383 (CAD$500,000). Each Unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of $0.65 until January 30, 2022. All securities issued in connection with the Placement are subject to a hold period expiring May 31, 2020.

C.	On March 18, 2020, 225,000 stock options were exercised for gross proceeds of CAD$3 l,500.

D.	On April 27, 2020, 230,103 shares were issued to two consultants in respect of consulting services for a total fair value of $99.

40

A2Z TECHNOLOGIES CANADA CORP.
(Formerly ECC VENTURES 1 CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 21 - SUBSEQUENT EVENTS (CONT.):

E.	Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company’s ability to conduct its business effectively, including, but not limited to, adverse effect relating to employees’ welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on going business activities.

The nature of the Company’s work in Israel, is such that it is defined as an essential service for the industry, and therefore, it is able to continue all of its operations in Israel with little disruption. The Company’s flagship research project: Fuel Tank Intelligent Containment System (FTICS) capsule progressed as planned during this time and through to the date of this report. The Company anticipates a slight reduction of 10% in the Company’s revenues during the first two quarters of 2020. In addition, the Company applied for temporary blanket relief granted by the Canadian Securities Administrators due to a delay in completing these annual financial statements.

Given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company’s business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company’s products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

41